

Mail Stop 3628

April 9, 2009

By Facsimile (914) 921-5384 and U.S. Mail

Peter Goldstein, Esq.
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435

Re: Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 30, 2009 by GAMCO Asset Management Inc.
File No. 001-08524

Dear Mr. Goldstein:

    We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. All defined terms have the same meaning as in the preliminary proxy statement referenced above.

    In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated. All page references below refer to the page numbering on the EDGAR version of the filing.

    Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

Face Page of the PREC14A

1.   Please revise your face page to include your board nominees as filing persons to the Schedule 14A. See Instruction 3 to Item 4 of Schedule 14A, which provides that participants include any nominees for whose election as directors proxies are solicited.

General

2.   You state that GAMCO's affiliates beneficially own 1,669,400 shares (4.7%) of Myers'
        outstanding Common Stock, in addition to the 4.9% GAMCO owns. Identify these
        affiliates and tell us why they are not included as participants in this solicitation. We
        may have further comments. If you add additional participants, please ensure you provide
        the information required under Items 4(b) and 5(b) of Schedule 14A.

3.   See the last comment above. We note that Mario J. Gabelli and the Gabelli Funds,
        among other entities, are joint filers on a Schedule 13/D filed by GAMCO on March 17,
        2009. Explain why you have not identified them as participants in this solicitation.

4.   Please confirm that GAMCO will post its proxy materials on a specified, publicly-
        accessible Internet Web site (other than the Commission's EDGAR Web site) and
        provide record holders with a notice informing them that the materials are available and
        explaining how to access those materials. Refer to Release 34-56135 available at
        http://www.sec.gov/rules/final/2007/34-56135.pdf and Exchange Act Rule 14a-16.

Background to the Solicitation, page 8

5.   Please expand your discussion of the background to the solicitation. For example,
        disclosure in GAMCO's Schedule 13D filed on September 25, 2008 indicates that
        GAMCO may have contacted individuals concerning their interest and their qualification
        to serve on Myers' board of directors and that GAMCO may have had discussions with
        Myers itself. Disclosure in GAMCO's Schedule 13D filed on November 21, 2008
        indicates that GAMCO sent a letter to Myers dated November 20, 2008 announcing its
        intention to nominate its slate of directors for election to Myers' board at the 2009 annual
        meeting. Did GAMCO have any communications with Myers leading up to or following
        November 20, 2008? If so, please disclose the results of such communications. If
        representatives of Myers attempted to contact you but no contacts were made, disclose
        and explain as well.

Election of Directors, page 9

6.   We understand that your nominees may be seeking election to the boards of other
        companies besides Myers. Depending on the number of board seats for which your
        candidates are vying, consider the need to include disclosure of this fact in your proxy
        statement. For example, if one or more of these nominees are running for election to
        multiple different boards, consider the potential impact on their ability to devote time to
        serving on the Myers board, potential conflicts of interests, etc.

7.   Please note that each statement or assertion of opinion or belief must be clearly
        characterized as such, and a reasonable factual basis must exist for each such opinion or

belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Additionally, the filing persons must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In that regard, please note that characterizing a statement as a filing person's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. GAMCO discloses on page 9 that it "has proposed its four highly qualified Nominees who have the independence from management as well as the experience required to improve oversight in this underperforming company." Expand the disclosure to more specifically clarify what is meant by the phrase "underperforming company," recharacterize such statement as a belief or opinion and provide support for such statement on a supplemental basis.

Where the basis of support are other documents, such as analysts' reports, academic journals and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which GAMCO relies. To expedite our review, mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations and identify the sources of all data utilized.

8. GAMCO discloses in the second paragraph on page 9 that each of GAMCO's nominees will be dedicated to maximizing shareholder value. Provide more specifics regarding GAMCO's plans for the company going forward if its nominees are elected. How will the nominees maximize shareholder value? What specific plans do they have for the company and what will they do differently than the current board of directors?

9. We note GAMCO's disclosure in the fourth paragraph of this section. Please disclose the consequences that might result if your nominees are elected and one or more of Myers' nominees declining to serve with GAMCO's nominees. Might this result in a change in control? If so, would a change of control result in any material adverse consequences to Myers with respect to any material agreements, such as employment and severance agreements with executive officers or credit agreements with Myers' lenders? Please quantify the impact, to the extent possible.

Biographical Information, page 9

10. Please revise GAMCO's disclosure of Clarence Davis' and Gary Davis' business experience to disclose all business experience for the last five years and to address any gaps suggested by the disclosure.

Approval of Adoption of 2008 Incentive Stock Plan, page 10

11. GAMCO discloses that it believes that equity compensation plans that may result in a total shareholder dilution of over 10% are generally not in the best interest of shareholders. Expand this section to describe the consequences resulting from the defeat of Proposal 3. It is our understanding that failure to approve such plan would entitle Myers' chief executive officer to terminate his employment for good reason and receive severance payments totaling more than $5 million.

Quorum and Voting, page 14

12. Provide the disclosure required by Item 21 of Schedule 14A with respect to each of the four proposals.

Form of Proxy Card

13. Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peter Goldstein, Esq.
GAMCO Investors, Inc.
April 9, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions